UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 30, 2015

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2015 First Quarter Trading Report”, dated April 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 30, 2015	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	www.smith-nephew.com
London WC2N 6LA

Smith & Nephew 2015 First Quarter Trading Report

Good start to year led by Emerging Markets and Sports Medicine

Full year guidance maintained

30 April 2015

Smith & Nephew plc (LSE: SN, NYSE: SNN) trading report for the first quarter ended 28 March 2015.

 Highlights

•	Revenue $1,104 million, up 3% on an underlying basis. Reported growth of 3% includes effects of -8% currency headwind offset by 8% benefit from acquisitions

•	Strong 9% revenue growth in Sports Medicine Joint Repair, particularly in the US, reflects the continued strengthening of our franchise following the acquisition of ArthroCare

•	JOURNEY¯ II Total Knee System continues to perform very well, driving 3% US Knee Implant revenue growth

•	Advanced Wound Care revenue performance improving, up 9%

•	Continued momentum in Emerging Markets with 22% revenue growth. Latin American presence further strengthened with distributor acquisition in Colombia

Commenting on Q1, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“We are pleased with our start to 2015 and are on track to make further progress during the year. In particular, we increased Q1 revenue by 22% across the Emerging Markets and delivered 9% growth in Sports Medicine Joint Repair. We completed the integration of ArthroCare and the expected benefits of our strong combined sports medicine portfolio are starting to come through. In Reconstruction, strong sales of our JOURNEY II Knee System drove 3% growth in US Knee Implants, and, through our actions, we delivered an improved Advanced Wound Care performance.”

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Matthew Cole	+44 (0) 20 3727 1000
FTI Consulting

Analyst conference call

A conference call to discuss Smith & Nephew’s first quarter results will be held at 9.00am BST / 4:00am EDT on Thursday 30 April. This can be heard live via audio webcast on the Smith & Nephew website at www.smith-nephew.com/investor-centre and will be available on the site archive shortly afterward. For those who wish to dial in to the call, a listen-only service is available by calling +44 (0) 20 7138 0808 in the UK or +1 718 354 1152 in the US (passcode 9076022). If you would like to participate in the Q&A please dial +44 (0) 20 3427 1914 in the UK or +1 212 444 0896 in the US (passcode 9076022).

News

First quarter trading update

Our first quarter revenue was $1,104 million (2014: $1,073 million), an increase of 3% on an underlying basis and 3% on a reported basis. Foreign exchange was a headwind of -8% and acquisitions added 8% to the reported growth rate.

Q1 2015 comprised 61 trading days, one fewer trading day than Q1 2014, which typically reduces underlying revenue growth by just over 1%.

Consolidated revenue analysis

	28 March 2015 $m	29 March 2014 $m	Reported growth %	Underlying growth * %	Acquisitions /disposals %	Currency impact %
Consolidated revenue	1,104	1,073	3%	3%	8%	-8%

Consolidated revenue by franchise	28 March 2015 $m	29 March 2014 $m	Reported growth %	Underlying growth* %	Underlying growth* %
				Global	US	OUS
Sports Medicine, Trauma & Other	454	374	22%	5%	4%	5%
Sports Medicine Joint Repair	144	124	16%	9%
Arthroscopic Enabling Technologies	140	108	30%	-2%
Trauma & Extremities	123	124	—	5%
Other Surgical Businesses	47	18	163%	11%
Reconstruction	360	384	-6%	1%	1%	1%
Knee Implants	209	219	-4%	2%**
Hip Implants	151	165	-9%	-1%**
Advanced Wound Management	290	315	-8%	1%	-4%	5%
Advanced Wound Care	178	189	-6%	9%
Advanced Wound Bioactives	75	72	4%	5%
Advanced Wound Devices	37	54	-33%	-27%
Total	1,104	1,073	3%	3%	1%	4%

Consolidated revenue by geography	28 March 2015	29 March 2014	Reported growth	Underlying growth*
	$m	$m	%	%
US	510	450	13%	1%
Other Established Markets***	422	480	-12%	-2%
Emerging Markets	172	143	21%	22%
Total	1,104	1,073	3%	3%

*Underlying growth is defined in Note 2

**US knees 3%, OUS knees 2%, US hips -1%, OUS hips -1%

***Australia, Canada, Europe, Japan and New Zealand

Franchise highlights

Sports Medicine Joint Repair had another excellent quarter, growing revenue 9% over the comparative quarter. We completed the integration of ArthroCare and the expected benefits of our strong combined portfolio are starting to come through. We launched several new products at the American Academy of Orthopedic Surgeons (AAOS) Annual Meeting in March 2015, notably the Q-FIX¯ All-Suture Anchor for shoulder and hip repair. In Arthroscopic Enabling Technologies the expected reduction in royalties for the previous generation radiofrequency (RF) technology meant revenue declined -2%. Excluding royalties, our US business delivered its best quarter of growth for over three years, primarily reflecting the benefits from ArthroCare.

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Trauma & Extremities delivered growth of 5%. Our recently introduced EVOS¯ MINI Plating System has been well received.

Our Other Surgical Businesses (previously ‘Other ASD’) franchise had a good quarter in both Ear, Nose & Throat (‘ENT’) and Gynaecology, with revenue overall up by 11%.

In Reconstruction, our Knee Implants franchise grew revenue by 2%. The JOURNEY II Total Knee System continues to perform very well, and this drove our 3% growth in the US. In Hip Implants, after a strong Q4 2014 when we benefitted from the tail end of a successful VERILAST¯ hip marketing campaign, revenue declined by -1% over the comparative quarter. In February 2015 we initiated the next US marketing campaign for VERILAST technology, featuring both hips and knees, and we expect to see the benefits from Q2.

We delivered a significant improvement in Advanced Wound Care, growing revenue 9% compared to Q1 2014 when revenue fell -6%. This demonstrates the early benefits of our actions in the US, including new management and a refocused sales force. Revenue in Advanced Wound Devices was down -27%, as expected, reflecting the continued impact of the US distribution hold on RENASYS¯. Our unique, disposable negative pressure wound therapy (‘NPWT’) device PICO¯ performed strongly in the quarter. Outside the US, we delivered double-digit growth in NPWT. We are working towards US approval for RENASYS and continue to evaluate our market re-entry strategy. Advanced Wound Bioactives growth was 5% as we saw some increased seasonality in the US related to insurance plan deductibles.

Regional performance

We again delivered strong revenue growth across the Emerging Markets, up 22% in the quarter, including a strong contribution from our mid-tier portfolio. We also completed the acquisition of our distributor in Colombia during the period, in-line with our strategy to strengthen our direct commercial business and move closer to our customers. This deal follows similar acquisitions in Turkey and Brazil.

We delivered 1% revenue growth in the US in the quarter. In Europe, where we have taken measures to improve our performance, the environment remains challenging with some markets softening further. Performance in Japan, Australia and New Zealand was consistent with recent quarters.

Outlook

Our full year outlook for the Group remains unchanged. We continue to expect to deliver higher underlying revenue growth in 2015 than in 2014 and an improvement in trading profit margin.

We expect the phasing of revenue and profit to be more pronounced in 2015 than 2014, with profitability in the second half being significantly stronger than the first.

As previously guided we expect a significant currency headwind in 2015. If current exchange rates prevail throughout the year we expect the headwind to be -7% on reported revenue.

We are pleased with our start to 2015 and are on track to make further progress during the year.

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Notes

1.	All numbers given are for the quarter ended 28 March 2015 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2014 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

Forward calendar

The H1 results will be released on 30 July 2015.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 14,000 employees and a presence in more than 100 countries. Annual sales in 2014 were more than $4.6 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

¯	Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

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